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                              December 13, 2023

       Marc Fogassa
       Chief Executive Officer
       Jupiter Gold Corporation
       Rua Vereador Jo  o Alves Praes n   95-A
       Olhos D     gua , MG 39398-000 , Brazil

                                                        Re: Jupiter Gold
Corporation
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 333-214872

       Dear Marc Fogassa:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Information on the Company, page 7

   1. We note that you have not provided the information about your Property, Plants and
                                                        Equipment under the
heading Information on the Company, as prescribed by Item 4.D of
                                                        Form 20-F, though have
included limited details regarding your mineral properties under
                                                        Management's Discussion
and Analysis instead.

                                                        Instruction 3 to Item 4
of Form 20-F requires issuers engaged in mining operations to provide the disclosures
outlined in Subpart 1300 of Regulation S-K. We suggest that you reposition the mineral
property disclosures to Item 4 to provide greater clarity, focus, and differentiation between
such property details, and the discussion and analysis that is required by Item 5,
regarding your financial condition and results of operations.

                                                        The disclosures
pertaining to your mineral properties will need to be revised and expanded to clearly identify and
distinguish between material properties and non material properties to address the
requirements under Item 1303 and Item 1304 of Regulation S-K, as referenced in Item
1301(d) of Regulation S-K.
 Marc Fogassa
FirstName
Jupiter GoldLastNameMarc
             Corporation Fogassa
Comapany13,
December    NameJupiter
               2023     Gold Corporation
December
Page  2    13, 2023 Page 2
FirstName LastName

         The summary disclosure should include a map of all properties to comply with Item
         1303(b)(1) while the individual property disclosures should include the following details for each material property to comply with Item 1304(b) of Regulation
S-K:

                a map showing the location of the property that is accurate to within one mile using an easily recognizable coordinate system,
                a description of infrastructure,
                a description of the mineral rights,
                a description of the work that you have completed on each property, a description of the exploration plan, including timeframe and cost, and the total cost or book value of the property at the end of the period.

         The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosures are more extensive and detailed in comparison.

         Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.
2. We note your disclosures on pages 9 and 13, quantifying gold mineralization at the Alpha project, and quantifying mineralization of quartzite, respectively, notwithstanding your disclosure on page 6 clarifying that you have not established reserves.

         Please remove and refrain from disclosing estimates of mineralization that do not meet the resource or reserve definitions in Item 1300 of Regulation S-K, and that you are unable to support in accordance with Item 1302(a)(1) of Regulation S-K.
3. Please expand your disclosures to include the information regarding your exploration program internal controls to comply with Item 1305 of Regulation S-K, or if you have not established these controls, to include a clear statement to this effect.
4. We note that you include a picture of a gold bar on page 27 that you indicate was obtained from processing materials in your plant.

         Please expand your disclosures to clarify whether such materials were obtained from properties in which you have an ownership or economic interest and if this is the case, also identify the particular properties involved and explain when the material was recovered and how the associated costs and gold inventories or proceeds from sales or gold have been recorded in your financial statements.

         However, if the gold bar is not from you own materials but is representative of work that either was or is being performed at your plant for other persons, provide further details of the arrangements including the relevant dates, properties and persons involved, and explain how you had or are accounting for these transactions.
 Marc Fogassa
Jupiter Gold Corporation
December 13, 2023
Page 3

         Otherwise, if there is no relevant correlation with your properties or work that is being performed for other persons we suggest that you either remove the picture or include disclosure clarifying why you believe it is properly associated with your plant.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.



FirstName LastNameMarc Fogassa                                 Sincerely,
Comapany NameJupiter Gold Corporation
                                                               Division of
Corporation Finance
December 13, 2023 Page 3                                       Office of Energy
& Transportation
FirstName LastName